12:38 PM
08/20/21
Accrual Basis

Sticky Fingers Bakery Bistro LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1000 · Suntrust - Operating (0332)	643.12
1002 · BB&T - Operating (0865)	2,777.32
1005 · Eagle Bank - Operating (9936)	-22,652.20
Total Checking/Savings	-19,231.76
Other Current Assets	
1150 · Credit Card Receivable	10,125.76
1400 · Prepaid Expense	27,614.37
Total Other Current Assets	37,740.13
Total Current Assets	18,508.37
Fixed Assets	
1500 · Leasehold Improvements	483,551.58
1510 · Property and Equipment	334,075.09
1575 · Accumulated Depreciation	-592,466.00
Total Fixed Assets	225,160.67
Other Assets	
1805 · Organizational Costs	2,664.00
1806 · Loan Closing Costs	28,309.00
1810 · Pre-Opening Expenses	93,689.91
1830 · Accumulated Amortization	-32,518.00
1900 · Security Deposit	8,925.00
Total Other Assets	101,069.91
TOTAL ASSETS	**344,738.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 · Accounts Payables	52,276.55
Total Accounts Payable	52,276.55
Credit Cards	
2130 · Capital One (4780)	20,563.34
Total Credit Cards	20,563.34
Other Current Liabilities	
2120 · Insurance Payable	17,302.41
2150 · Due to/from SFB	-6,289.83
2200 · Payroll Taxes Payable	7,825.77
2300 · Sales Taxes Payable	12,179.40
2400 · Accrued Expenses	13,047.94
2580 · Unclaimed Property	14,711.25
Total Other Current Liabilities	58,776.94
Total Current Liabilities	131,616.83
Long Term Liabilities	
2700 · Notes Payable	562,391.37
Total Long Term Liabilities	562,391.37
Total Liabilities	694,008.20

Sticky Fingers Bakery Bistro LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Equity	
3000 · Equity	-362,938.68
3150 · Distributions	-12,077.43
Net Income	25,746.86
Total Equity	-349,269.25
TOTAL LIABILITIES & EQUITY	**344,738.95**